UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2021
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2021 First Quarter Results

•Quarterly revenue increased 24% to $345.6 million
•Quarterly IPG Net Earnings increased 33% to $19.1 million
•Quarterly IPG Adjusted Net Earnings(1) increased 121% to $28.8 million
•Quarterly adjusted EBITDA(1) increased 59% to $60.3 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 12, 2021 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its first quarter ended March 31, 2021. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2021.

“We continued to experience strong demand through the course of the first quarter and that momentum has carried over into the second quarter with a strong order book in place. All major products demonstrated growth on a year-over-year basis in the first quarter which drove record revenue, up more than 24%, and strong net earnings and adjusted EBITDA performance,” said Greg Yull, President and CEO of IPG. “Our ability to retain spread on a dollar contribution basis, despite the recent price increases in raw materials and freight is proven out in our 17.4% Adjusted EBITDA margin, which is well above historical levels for IPG. The big drivers of the margin improvement over those historical levels are the leverage from our asset utilization and our past investments in our highest growth product categories like water-activated tapes, films and wovens. With our previously announced investments for 2021 in high return, near-term projects, we are well positioned to meet customer demand with our diverse product bundle and world-class, low cost manufacturing base.”

First Quarter 2021 Highlights (as compared to first quarter 2020):

•Revenue increased 24.2% to $345.6 million primarily due to an increase in demand for products with significant e-commerce end-market exposure, including water-activated tape and protective packaging, combined with an increase in demand for certain film and woven products.
•Gross margin increased to 23.9% from 21.2% primarily due to favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments, a favourable product mix, and an increase in spread between selling prices and combined raw material and freight costs.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $4.7 million to $19.1 million ($0.32 basic and diluted earnings per share) primarily due to an increase in gross profit, partially offset by an increase in selling, general and administrative expenses mainly due to an increase in the fair value of cash-settled share-based compensation and an increase in income tax expense mainly driven by improved profitability in the first quarter of 2021.
•Adjusted net earnings increased $15.8 million to $28.8 million ($0.49 basic adjusted earnings per share and $0.48 diluted adjusted earnings per share)(1) primarily due to an increase in gross profit, partially offset by an increase in income tax expense.
•Adjusted EBITDA increased 58.7% to $60.3 million from $38.0 million primarily due to an increase in gross profit.
•Cash flows from operating activities decreased $11.8 million to an outflow of $28.9 million primarily due to an increase in cash used for working capital items and an increase in federal income taxes paid, partially offset by an increase in gross profit.

•Free cash flows(1) decreased by $13.7 million to negative $38.2 million primarily due to a decrease in cash flows from operating activities.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:
Dividend Declaration
On May 11, 2021, the Company declared a quarterly cash dividend of $0.1575 per common share payable on June 30, 2021 to shareholders of record at the close of business on June 16, 2021. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Sustainability
The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence. The Company's achievements in 2021 to date include:
•Achieved Cradle to Cradle Certified™ Bronze level for Intertape® Acrylic Carton Sealing Tape and Intertape® Hot Melt Carton Sealing Tape.
•Awarded the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Partner of the Year - Sustained Excellence designation for the sixth consecutive year.
•Achieved ISO 50001 certification for the energy management system in place at the Danville, Virginia manufacturing facility and distribution center.
•Partnered with the Sustainable Packaging Coalition and How2Recycle® program in an effort to ensure recycling instructions are communicated to customers in the most effective manner. As a result of this collaboration, StretchFLEX® and SuperFLEX® stretch films are store drop-off recyclable per the How2Recycle® guidelines.

COVID-19
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers and shareholders. The following represent highlights of its efforts to this point:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date attributable to COVID-19 and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable local guidelines, including social distancing and requiring employees to wear protective face coverings provided by the Company while in its manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, the Company believes the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.

Outlook
The Company has revised its expectations for revenue, adjusted EBITDA and effective tax rate for fiscal year 2021 as follows:

•Revenue in 2021 is now expected to be between $1.375 and $1.450 billion. An increase from the original expectation of between $1.3 and $1.4 billion. The increase is due the strong demand and order backlog experienced to date.

•Adjusted EBITDA for 2021 is now expected to be between $235 and $250 million which is higher than the original range of $220 and $240 million due to demand strength noted above.

•The Company now expects a 25% to 30% effective tax rate for 2021, an increase from 22% to 27% mainly due to an unfavourable mix of earnings between jurisdictions. This expectation excludes the potential impact of additional changes in the mix of earnings between jurisdictions and the impact of changes resulting from potential US tax legislation that increases rates (particularly, if such increased rates are retroactive to January 1, 2021). The Company continues to expect cash taxes paid in 2021 to be approximately 10% greater than income tax expense due to less availability of tax attributes and loss carryforwards than were available for 2020, as well as the impacts of bonus depreciation previously taken.

The remaining expectations are unchanged from those set out in the Company's MD&A as of and for the year ended December 31, 2020 ("2020 MD&A").

•Total capital expenditures for 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. This also includes $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.

•Free cash flows(1) for 2021 are expected to be between $80 and $100 million. As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
The Company recognizes that the potential effects and duration of COVID-19, as well as the impact of the weather-related event in Texas during February on the availability and price of raw materials remains uncertain and could have an effect on the expected level of revenue and adjusted EBITDA. Consistent with past practices, the Company expects to protect the dollar spread by implementing price increases as required to offset higher raw material and freight costs. The implications of the weather-related event in Texas continue to evolve. The Company continues to monitor the situation and is confident in its ability to navigate any further supply chain disruptions.

The Company continues to expand production capacity in high-growth product categories. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond.

Conference Call

A conference call to discuss the Company's 2021 first quarter results will be held Wednesday, May 12, 2021, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/InvestorPresentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 8086471. The recording will be available from May 12, 2021 at 1:00 P.M. until June 11, 2021 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=4DA51EA1-978D-4734-8AC9-2AB6A9FE86DE

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's future dividend payments, the COVID-19 pandemic (including the operations of the Company's facilities, the Company’s priorities as it moves through the pandemic and the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic); the Company's outlook; and the Company's expansion of its production capacity (including the related investment time horizon, expected returns,and demand expectations) may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Revenue	345,566	278,212
Cost of sales	263,016	219,105
Gross profit	82,550	59,107
Selling, general and administrative expenses	46,743	30,907
Research expenses	3,048	3,333
	49,791	34,240
Operating profit before manufacturing facility closures, restructuring and other related charges	32,759	24,867
Manufacturing facility closures, restructuring and other related charges	—	651
Operating profit	32,759	24,216
Finance costs
Interest	5,368	7,798
Other finance expense (income), net	1,342	(1,132)
	6,710	6,666
Earnings before income tax expense	26,049	17,550
Income tax expense
Current	2,184	2,355
Deferred	4,076	881
	6,260	3,236
Net earnings	19,789	14,314
Net earnings (loss) attributable to:
Company shareholders	19,052	14,376
Non-controlling interests	737	(62)
	19,789	14,314
Earnings per share attributable to Company shareholders
Basic	0.32	0.24
Diluted	0.32	0.24

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of USD)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net earnings	19,789	14,314
Adjustments to net earnings
Depreciation and amortization	16,309	15,314
Income tax expense	6,260	3,236
Interest expense	5,368	7,798
Impairment of inventories	964	326
Share-based compensation expense (benefit)	11,137	(3,952)
Gain on foreign exchange	(512)	(1,668)
Pension and other post-retirement expense related to defined benefit plans	525	541
Other adjustments for non-cash items	(180)	1,725
Income taxes paid, net	(7,303)	(4,233)
Contributions to defined benefit plans	(213)	(359)
Cash flows from operating activities before changes in working capital items	52,144	33,042
Changes in working capital items
Trade receivables	(8,561)	(6,039)
Inventories	(29,594)	(12,133)
Other current assets	(501)	(428)
Accounts payable and accrued liabilities	(28,648)	(31,137)
Share-based compensation settlements	(13,205)	—
Provisions	(534)	(355)
	(81,043)	(50,092)
Cash flows from operating activities	(28,899)	(17,050)
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	(35,704)
Purchases of property, plant and equipment	(9,345)	(7,449)
Purchases of intangible assets	(2,833)	(223)
Other investing activities	46	380
Cash flows from investing activities	(12,132)	(42,996)
FINANCING ACTIVITIES
Proceeds from borrowings	147,764	159,916
Repayment of borrowings	(100,779)	(73,763)
Interest paid	(1,861)	(2,991)
Dividends paid	(9,237)	(8,807)
Other financing activities	630	—
Cash flows from financing activities	36,517	74,355
Net (decrease) increase in cash	(4,514)	14,309
Effect of foreign exchange differences on cash	(1,002)	(1,917)
Cash, beginning of period	16,467	7,047
Cash, end of period	10,951	19,439

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,951	16,467
Trade receivables	171,191	162,235
Inventories	223,211	194,516
Other current assets	26,269	21,048
	431,622	394,266
Property, plant and equipment	414,087	415,214
Goodwill	132,940	132,894
Intangible assets	124,907	124,274
Deferred tax assets	26,699	29,677
Other assets	13,687	13,310
Total assets	1,143,942	1,109,635
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	156,290	180,446
Share-based compensation liabilities, current	17,420	17,769
Provisions, current	3,555	4,222
Borrowings and lease liabilities, current	25,724	26,219
	202,989	228,656
Borrowings and lease liabilities, non-current	511,744	463,745
Pension, post-retirement and other long-term employee benefits	16,545	19,826
Share-based compensation liabilities, non-current	11,871	13,664
Non-controlling interest put options	15,709	15,758
Deferred tax liabilities	35,844	34,108
Provisions, non-current	2,591	2,430
Other liabilities	15,847	14,766
Total liabilities	813,140	792,953
EQUITY
Capital stock	354,880	354,880
Contributed surplus	24,452	22,776
Deficit	(38,672)	(51,114)
Accumulated other comprehensive loss	(22,594)	(21,886)
Total equity attributable to Company shareholders	318,066	304,656
Non-controlling interests	12,736	12,026
Total equity	330,802	316,682
Total liabilities and equity	1,143,942	1,109,635

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
IPG Net Earnings	19.1	14.4
Manufacturing facility closures, restructuring and other related charges	—	0.7
M&A Costs	—	1.6
Share-based compensation expense (benefit)	11.1	(4.0)
Impairment of long-lived assets and other assets	0.1	—
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1
Other item: Nortech incremental tax costs (1)	1.3	—
Income tax (benefit) expense, net	(2.7)	0.3
Adjusted net earnings	28.8	13.1

IPG Net Earnings per share
Basic	0.32	0.24
Diluted	0.32	0.24

Adjusted earnings per share
Basic	0.49	0.22
Diluted	0.48	0.22

Weighted average number of common shares outstanding
Basic	59,027,047	59,009,685
Diluted	60,358,431	59,075,593

(1)    Refers to charges incurred related to amounts payable to the former shareholders of Nortech for tax-related costs associated with the Nortech Acquisition. The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The Company defines adjusted EBITDA margin as adjusted EBITDA as a percentage of revenue. The terms "EBITDA", "adjusted EBITDA" and "adjusted EBITDA margin" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA, adjusted EBITDA and adjusted EBITDA margin are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second half of the year relative to the first half.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Net earnings	19.8	14.3
Interest and other finance costs	6.7	6.7
Income tax expense	6.3	3.2
Depreciation and amortization	16.3	15.3
EBITDA	49.1	39.5
Manufacturing facility closures, restructuring and other related charges	—	0.7
M&A Costs	—	1.6
Share-based compensation expense (benefit)	11.1	(4.0)
Impairment of long-lived assets and other assets	0.1	—
(Gain) loss on disposal of property, plant and equipment	(0.0)	0.1
Adjusted EBITDA	60.3	38.0

Free Cash Flows
The Company has included free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
The Company defines free cash flows as cash flows from operating activities less purchases of property, plant and equipment.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2021	2020
	$	$
Cash flows from operating activities	(28.9)	(17.1)
Less purchases of property, plant and equipment	(9.3)	(7.4)
Free cash flows	(38.2)	(24.5)